AND EXCHANGE COMMISSION
IINGTON, D.C. 20549

02053045

VF 9-5-02

ANNUAL AUDITED REPOI FORM X-17A-5 PART III

.CING PAGE
Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934
and Rule 17a-5 Thereunder

SEC FILE NO.
8-12987

REPORT FOR THE PERIOD BEGINNING 7/01/01 (MM/DD/YY) AND ENDING 6/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

WEDBUSH MORGAN SECURITIES INC.

Official Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

1000 Wilshire Boulevard

(No. and Street)

SEC MAIL PROCESSING RECEIVED SEP 03 2002 WASH, D.C. 165 SECTION

Los Angeles	California	90017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Carolyn S. Brookins (213) 688-8000
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

KPMG LLP

355 South Grand Avenue	Los Angeles	California	90071
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 19 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

9-10

OATH OR AFFIRMATION

We, Edward W. Wedbush **and** A. Peter Allman-Ward, **swear (or affirm) that, to the best of our knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of** Wedbush Morgan Securities Inc. **as of** June 30, 2002, **are true and correct. We further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer except for receivables from and payables to officers and directors in the amounts of** $9,531,098 **and** $835,588 **respectively. We further swear (or affirm) that the accompanying financial statements and supporting schedules have been or will be made available to all members or allied members of the organization.**

ELEANOR PASCALIDE
Commission # 1358142
Notary Public - California
Los Angeles County
My Comm. Expires Jun 8, 2006

Name Edward W. Wedbush
Title President

Name A. Peter Allman-Ward
Title Chief Financial Officer

Notary Public

This report ** contains (check all applicable boxes):

x	(a)	Facing Page
x	(b)	Statement of Financial Condition
	(c)	Statement of Income
	(d)	Statement of Cash Flows
	(e)	Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietor's Capital
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
	(g)	Computation of Net Capital
	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
x	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report
x	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

355 South Grand Avenue
Suite 2000
Los Angeles, CA 90071-1568

Independent Auditors' Report

The Board of Directors
Wedbush Morgan Securities Inc.:

We have audited the accompanying statement of financial condition of Wedbush Morgan Securities Inc., (the "Company") a majority owned subsidiary of E*Capital Corporation, as of June 30, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit of a statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit of the statement of financial condition also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Wedbush Morgan Securities Inc. as of June 30, 2002 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

August 9, 2002

WEDBUSH MORGAN SECURITIES INC.

Statement of Financial Condition

June 30, 2002

Assets

Cash and cash equivalents	$	10,608,000
Short-term investments – securities purchased under agreements to resell, segregated for the exclusive benefit of customers and introducing brokers		522,500,000
Receivables:		
Brokers, dealers and clearing organizations		216,837,000
Customers, collateralized by securities		254,429,000
Other		5,602,000
Total receivables		476,868,000
Less allowance for doubtful receivables		(9,321,000)
Net receivables		467,547,000
Securities owned, at fair value		38,318,000
Memberships in exchanges, at cost (fair value, $5,376,000)		1,321,000
Other assets		5,629,000
	$	1,045,923,000

Liabilities and Stockholders' Equity

Bank loan payable	$	10,100,000
Payables:		
Brokers, dealers and clearing organizations		195,856,000
Customers		704,577,000
Securities sold, not yet purchased, at fair value		7,995,000
Accounts payable and accrued liabilities		24,847,000
Total liabilities		943,375,000
Commitments and contingent liabilities		
Stockholders' equity:		
Common stock, $0.10 par value. Authorized 20,000,000 shares; 6,984,668 shares issued; 6,979,093 shares outstanding		698,000
Additional paid-in capital		5,842,000
Treasury stock (5,575 shares)		(71,000)
Retained earnings		96,079,000
Total stockholders' equity		102,548,000
	$	1,045,923,000

See accompanying notes to Statement of Financial Condition.

WEDBUSH MORGAN SECURITIES INC.

Notes to Statement of Financial Condition

June 30, 2002

(1) Summary of Significant Accounting Policies

Wedbush Morgan Securities Inc. (the "Company") is a registered broker and dealer in securities under the Securities Exchange Act of 1934 and is a majority owned subsidiary of E*Capital Corporation.

(a) *Securities Transactions*

The Company records its securities transactions, along with related revenues and expenses, on a trade date basis.

(b) *Cash and Cash Equivalents*

Cash and cash equivalents include proprietary investments in money market funds.

(c) *Short-term Investments*

Securities purchased under agreements to resell are treated as financing transactions and are carried at the amounts at which the securities will subsequently be resold as specified in the related agreements. It is the policy of the Company to obtain collateral with a fair value equal to or in excess of the principal amount loaned under resell agreements.

(d) *Securities Owned and Securities Sold, not yet Purchased*

Securities owned and securities sold, not yet purchased, are valued at fair value.

(e) *Fair Value of Financial Instruments*

Substantially all of the Company's financial instruments are carried at fair value, based on publicly reported bid and asked quotations, or amounts approximating fair value. Assets, including cash and cash equivalents, securities borrowed or purchased under agreements to resell and certain receivables are carried at fair value or contracted amounts that approximate fair value due to the short period to maturity. Similarly, liabilities, including bank loans payable, securities loaned and certain other payables are carried at amounts approximating fair value.

(f) *Federal and State Income Taxes*

The Company is party to a tax allocation agreement whereby its operating results are included in a consolidated Federal income tax return and in the combined income tax returns for certain states. Pursuant to the agreement, each member of the group computes its current and deferred tax liabilities independently.

(g) *Use of Estimates*

In preparing the financial statements, management is required to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the statement of financial condition. Actual results could differ from those estimates.

(2) Receivables from and Payables to Brokers, Dealers and Clearing Organizations

Amounts receivable from and payable to brokers, dealers and clearing organizations result from the Company's normal trading and securities lending activities and consist of the following:

Securities failed to deliver	$	91,000
Deposits paid on securities borrowed		207,338,000
Amounts due from brokers and dealers through clearing organizations		3,633,000
Deposits with clearing organizations		5,775,000
Total receivables	$	216,837,000
Securities failed to receive	$	3,303,000
Deposits received for securities loaned		191,186,000
Other		1,367,000
Total payables	$	195,856,000

Deposits are paid for securities borrowed and are received for securities loaned on the basis of the approximate fair value of the related securities. Fails to deliver and fails to receive represent the contract value of securities that have not been delivered or received on or before the settlement date.

(3) Receivables from and Payables to Customers

Amounts receivable from and payable to customers include amounts due or held on cash and margin transactions. The value of securities owned by customers and held as collateral for the receivables is not reflected in the financial statements.

(4) Bank Credit Lines

The Company has uncommitted lines of credit with banks, at customary rates of interest, under which borrowings may be made on an unsecured basis. At June 30, 2002, an unsecured short-term loan of $10,100,000 was outstanding under the lines of credit.

(5) Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by the rule, which requires the maintenance of minimum net capital, as defined, equal to the greater of $1,000,000 or 2% of aggregate debit balances arising from customer transactions, as defined.

The alternative method prohibits withdrawal of equity capital or payment of cash dividends if net capital does not exceed 5% of aggregate debit items and also prohibits withdrawal of subordinated capital if net capital does not exceed 4% of aggregate debit items. At June 30, 2002, the Company had net capital of $78,504,000 that was 32% of aggregate debit items and $73,650,000 in excess of the $4,854,000 required minimum net capital at that date.

(6) Employee Stock Options

The Company has a stock option plan, under which the Company is authorized to issue up to 1,042,000 shares of common stock. At June 30, 2002 options on 220,400 shares are available for grant. As described in the plan, options and the rights associated therewith, including vesting, shall be determined by the Board of Directors. Restrictions may be applied to awards under the plan. Option activity during the year ended June 30, 2002, as well as options outstanding at year end are as follows:

	Shares	Range/Weighted average price per share
Granted	145,500	$ 14.00-16.00/14.43
Returned/canceled	31,050	$ 10.00-16.00/13.67
Exercised	13,434	$ 10.00-15.00/10.19
Outstanding at June 30, 2002:		
Exercisable	368,528	$ 10.00-16.00/14.06
Not vested	393,297	$ 10.00-16.00/14.73

The weighted average remaining contractual life for options exercisable was 4.0 years at June 30, 2002.

The Company applies APB Opinion No. 25 in accounting for its plan.

(7) Profit Sharing Retirement Plans

At June 30, 2002, the Company had two trusteed defined contribution retirement plans. The CPS Plan is qualified under Section 401(k) of the Internal Revenue Code and covers eligible employees compensated on a commission and/or incentive basis. Annual contributions are a specified percentage of the voluntary employee contributions and are not required if earnings do not exceed defined levels.

The PS Plan covers substantially all salaried employees. Contributions under the plan are determined by the Board of Directors, and are based on a percentage of employee compensation.

(8) Federal and State Income Taxes

Deferred taxes result from the temporary differences between financial statement and tax bases of assets and liabilities. As of June 30, 2002, deferred tax assets of $4,549,000 relate to the allowance for doubtful receivables. The deferred tax liability of $178,000 relates to a tax deductible allowance for expenses not yet incurred and receivables for certain state income taxes. No valuation allowance was deemed necessary as of June 30, 2002 since management believes it is more likely than not that the net deferred tax asset will be realized. The net deferred tax asset of $4,371,000 is included in other assets.

(9) Commitments and Contingent Liabilities

(a) Legal Matters

The Company is currently in arbitration before the New York Stock Exchange with E*Trade Securities Inc. ("E*Trade") and (in a separate proceeding) with Robert W. Baird Incorporated ("Baird"). The Company seeks the return of $8,000,000 from E*Trade, representing cash collateral for securities borrowed from E*Trade. E*Trade seeks the return of $14,895,000 that it repaid the Company following the return by the Company of other securities borrowed from E*Trade. In a separate arbitration, the Company is seeking the return of $7,965,000 from Baird, representing cash collateral for securities borrowed from Baird. The value of the securities borrowed has declined below the amounts receivable from E*Trade and Baird. The Company is aggressively pursuing the cases and believes that it will ultimately prevail. Net capital and excess net capital, computed under SEC Rule 15c3-1 and reported in Note (5), have each been reduced by $15,965,000, due to the nature of the contingencies.

In addition, the Company is involved in litigation that is being defended in the ordinary course of business. In the opinion of management and based on advice of legal counsel, the resolution of this litigation will have no material impact on the Company

(b) Lease Commitments

The Company's operations are conducted in leased premises under lease agreements requiring minimum annual rentals as follows:

Year ending:		
2003	$	4,403,000
2004		4,511,000
2005		4,125,000
2006		3,826,000
2007		6,827,000
Thereafter		8,582,000
	$	32,274,000

Certain of these leases have escalation clauses and renewal options. The Company leases certain furniture and equipment from an affiliate.

(10) Financial Instruments with Off-Balance Sheet Risk

In the normal course of business, the Company is involved in the execution, settlement and financing of various customer and principal securities transactions. Customer activities are transacted on a cash, margin or delivery-versus-payment basis. Securities transactions are subject to the risk of counterparty or customer nonperformance. However, transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the fair value of the security through settlement date or to the extent of margin balances.

The Company also has contractual commitments arising in the ordinary course of business for securities loaned; securities sold, not yet purchased; repurchase agreements; securities transactions on a when-issued basis and underwritings. Each of these financial instruments contains varying degrees of off-balance sheet risk whereby the fair values of the securities underlying the financial instruments may be in excess of the contract amount. The settlement of these transactions is not expected to have a material effect upon the Company's financial condition.

(11) Related Party Transactions

In the normal course of business, employees, officers and directors, and affiliated companies may buy and sell securities from and to the Company. Loans to officers and directors are at market terms and rates of interest and are collateralized by securities. At June 30, 2002, receivables from and payables to officers and directors and affiliated companies in their securities accounts are included in receivables from and payables to customers, as follows:

	Officers and Directors	Affiliated Companies
Receivables	$ 9,531,000	$ 6,198,000
Payables	836,000	287,000

Notes receivable from employees and other receivables from affiliated companies of $1,054,000 at June 30, 2002 are included in other receivables. Notes receivable from employees are non-interest bearing and are forgiven over periods of three to five years. Deposits held and payable to employees of $481,000 at June 30, 2002 are included in accounts payable and accrued liabilities.

KPMG

355 South Grand Avenue
Suite 2000
Los Angeles, CA 90071-1568

The Board of Directors
Wedbush Morgan Securities Inc.:

In planning and performing our audit of the statement of financial condition of Wedbush Morgan Securities Inc. (the "Company"), for the year ended June 30, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the statement of financial condition and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)
2. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the statement of financial condition being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

August 9, 2002

KPMG

WEDBUSH MORGAN SECURITIES INC.
(SEC Identification No. 8-12987)

Statement of Financial Condition

(With Independent Auditors' Report Thereon and Supplemental Report on Internal Control)

June 30, 2002

Filed in accordance with Rule 17a-5(e)(3) as a public document.